UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 3, 2019 (December 2, 2019)

AK STEEL HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-13696	31-1401455
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

9227 Centre Pointe Drive, West Chester, Ohio 45069

(Address of principal executive offices, including zip code)

(513) 425-5000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Solicitation material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock $0.01 Par Value	AKS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section13(a) of the Exchange Act.  ☐

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On and effective as of December 2, 2019, the board of directors of AK Steel Holding Corporation (the “Company”) approved an amendment to the Company’s by-laws to implement an exclusive forum provision (the “By-law Amendment”).

The By-law Amendment provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”), the Company’s certificate of incorporation or its by-laws (as each may be amended and in effect from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery or (iv) any action asserting a claim governed by the internal affairs doctrine.

This description of the By-law Amendment is qualified in its entirety by reference to the full text of the By-law Amendment, which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01.	Other Events.

On December 3, 2019, the Company and Cleveland-Cliffs Inc. (“Cleveland-Cliffs”) issued a joint press release announcing their entry into an Agreement of Plan of Merger, dated December 2, 2019 (the “Merger Agreement”), by and among the Company, Cleveland-Cliffs, and Pepper Merger Sub Inc., a direct, wholly owned subsidiary of Cleveland-Cliffs (“Merger Sub”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company, with the Company surviving such merger as a wholly-owned subsidiary of Cleveland-Cliffs. A copy of the joint press release announcing the transaction is filed as Exhibit 99.1 hereto. The terms of the Merger Agreement will be described in a subsequent filing by the Company on Form 8-K.

Filed as Exhibit 99.2 hereto is an investor presentation, dated December 3, 2019, that will be used by the Company and Cleveland-Cliffs in connection with the transaction. The following additional materials that will be used by the Company in connection with the transaction are also filed herewith and incorporated by reference into this Item 8.01:

•	Fact sheet regarding the transaction (Exhibit 99.3);

•	Email sent to all employees of the Company regarding the transaction (Exhibit 99.4); and

•	Employee FAQ (Exhibit 99.5).

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction involving AK Steel Holding Corporation (“AKS”) and Cleveland-Cliffs Inc. (“CLF”), CLF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of AKS and CLF, which also constitutes a prospectus of CLF. AKS and CLF may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that AKS or CLF may file with the SEC. The definitive joint proxy statement/prospectus will be sent to the stockholders of AKS and the shareholders of CLF. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS

AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by AKS or CLF through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by AKS will also be available free of charge on the AKS website at www.aksteel.com or by contacting AKS’s investor relations department at the below address. Documents filed with the SEC by CLF will also be available free of charge on CLF’s website at clevelandcliffs.com or by contacting CLF’s investor relations department at the below:

AKS	CLF
(513) 245-5215	(216) 694-6544

Participants in the Solicitation

AKS, CLF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AKS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in AKS’ Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019 (the “AKS 10-K”), and its proxy statement filed with the SEC on April 10, 2019. Information regarding CLF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in CLF’s Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 8, 2019 (the “CLF 10-K”), and its proxy statement filed with the SEC on March 12, 2019. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication, including the exhibits attached hereto, contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements reflect AKS’s and CLF’s current beliefs and judgments and are not guarantees of future results or outcomes. Forward-looking statements are based on assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks and uncertainties and contingencies that may be beyond AKS’s or CLF’s control.

They are also subject to inherent risks and uncertainties that could cause actual results or performance to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include (i) the completion of the proposed transaction on the anticipated terms and timing or at all, including obtaining shareholder and regulatory approvals and anticipated tax treatment, (ii) potential unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, (iii) the ability of CLF to integrate its and AKS’s businesses successfully and to achieve anticipated synergies, (iv) business and management strategies for the management, expansion and growth of the combined company’s operations following the consummation of the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against AKS, CLF or their respective directors, (vi) the risk that disruptions from the proposed transaction will harm AKS’ or CLF’s business, including current plans and operations, (vii) the ability of AKS or CLF to retain and hire key personnel, (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction, (ix) uncertainty as to the long-term value of CLF’s common stock, (x) continued availability of capital and financing and rating agency actions, (xi) legislative, regulatory and economic developments and (xii) unpredictability and severity of catastrophic events, including acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other factors that may present significant additional obstacles to the realization of forward looking statements or which could have a material adverse effect on AKS’ or CLF’s respective consolidated financial condition, results of operations, credit rating or liquidity are contained in AKS’s and CLF’s respective periodic reports filed with the SEC, including the AKS 10-K and CLF 10-K. Neither AKS nor CLF assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

3.1	Amendment to the By-laws of AK Steel Holding Corporation

99.1	Joint Press Release issued on December 3, 2019

99.2	Investor Presentation, dated as of December 3, 2019

99.3	Fact Sheet

99.4	Email to Employees of AK Steel Holding Corporation

99.5	Employee FAQ

104	Cover Page Interactive Data File (embedded as Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AK STEEL HOLDING CORPORATION

By:	/s/ Joseph C. Alter
Name:	Joseph C. Alter
Title:	Vice President, General Counsel and Corporate Secretary

Dated:	December 3, 2019

Exhibit 3.1

FIRST AMENDMENT TO THE

BY-LAWS

OF

AK STEEL HOLDING CORPORATION

(a Delaware corporation)

The By-laws of AK Steel Holding Corporation, a Delaware corporation (the “Corporation”), adopted as of January 19, 2017 (the “By-laws”), are hereby amended, pursuant to action duly taken by the Board of Directors of the Corporation on the date hereof, by adding the following new Article XIV thereto.

Except as expressly amended hereby, the By-laws shall remain the same and in full force and effect.

* * *

ARTICLE XIV

Exclusive Forum

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Corporation’s Certificate of Incorporation or these By-laws (as each may be amended and in effect from time to time) or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIV. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunction and specific performance, to enforce the foregoing provisions.

As adopted as of December 2, 2019.

Exhibit 99.1

CLEVELAND-CLIFFS TO ACQUIRE AK STEEL

Combines complementary businesses across mining, pelletizing and innovative manufacturing to create vertically integrated producer of value-added iron ore and steel products

Compelling financial profile with strong balance sheet, expected earnings accretion, and strong free cash flow generation to execute on long-term growth opportunities

Combination creates significant value for shareholders through realization of $120 million in annual cost synergies

CLEVELAND & WEST CHESTER, OH – DECEMBER 3, 2019 – Cleveland-Cliffs Inc. (NYSE: CLF) and AK Steel Holding Corporation (NYSE: AKS) are pleased to announce that they have entered into a definitive merger agreement pursuant to which Cliffs will acquire all of the issued and outstanding shares of AK Steel common stock. Lourenco Goncalves, Chairman of the Board, President and CEO of Cliffs, will lead the expanded organization.

Under the terms of the merger agreement, AK Steel shareholders will receive 0.40 shares of Cliffs common stock for each outstanding share of AK Steel common stock they own. Upon completion of the transaction, Cliffs shareholders will own approximately 68% and AK Steel shareholders will own approximately 32% of the combined company, respectively, on a fully diluted basis.

The fixed exchange ratio implies a consideration of $3.36 per share of AK Steel common stock and represents a premium of 16% based on the closing share prices of Cliffs and AK Steel common shares, respectively, as of December 2, 2019, and a premium of 27% based on the 30-day volume weighted average price of AK Steel common shares. The transaction implies an aggregate consideration to AK Steel shareholders of approximately $1.1 billion on a fully diluted basis, a total enterprise value of approximately $3.0 billion for AK Steel and an acquisition multiple of 5.6x LTM Adjusted EBITDA.

The transaction will combine Cliffs, North America’s largest producer of iron ore pellets, with AK Steel, a leading producer of innovative flat-rolled carbon, stainless and electrical steel products, to create a vertically integrated producer of value-added iron ore and steel products. The combined company will be ideally positioned to provide high-value iron ore and steel solutions to customers primarily across North America.

Mr. Goncalves stated: “We are excited to be able to deliver real value to the shareholders of both Cliffs and AK Steel through a value enhancing and leverage-neutral transaction. By combining the best-in-class quality of AK Steel’s assets and its enviable product mix with Cliffs’ debt profile and proven management team, we are creating a premier North American company, self-sufficient in iron ore pellets and geared toward high value-added steel products.”

He continued, “The pro forma Cliffs will be a vertically integrated steel company that is expected to drive improved profitability for existing Cliffs and AK Steel shareholders and is well-positioned to serve both the blast furnace and electric arc furnace segments. In addition, Cliffs’ existing strong balance sheet and self-sufficiency in pellets for the combined company provide flexibility to pursue additional growth opportunities, including the potential future utilization of the blast furnace in Ashland to produce merchant pig iron, an opportunity neither company could pursue on a standalone basis.”

Mr. Goncalves concluded, “For Cliffs, we expect to realize immediate growth and a long-desired objective of a more diverse customer base, as well as more predictable cash flow generation due to the contracted nature of AK Steel’s sales of high-end automotive steel. Our track record of providing high-grade iron ore combined with AK Steel’s recognized ability to produce the highest quality steel grades, creates a highly complementary and compelling business model. We look forward to welcoming the AK Steel team into our organization and creating a unique company focused on executing value-enhancing opportunities for all of our stakeholders.”

Roger K. Newport, CEO of AK Steel, added, “We believe this transaction is a compelling opportunity for AK Steel shareholders to participate in the substantial upside potential of what will be a premier vertically integrated producer of value-added iron ore and steel products with significant scale and diversification. Our shareholders will benefit from exposure to a larger, more diversified company that is better positioned to capitalize on growth opportunities. The combination of Cliffs’ iron ore pellet capabilities and our innovative, high-quality steel product development and production is strategically compelling. Together, we expect to be able to take advantage of growth opportunities faster and more fully than either company could on its own. With AK Steel’s 120-year heritage, which began in Ohio, and expertise in steelmaking, AK Steel and Cliffs make an excellent combination, which we expect will facilitate a smooth integration process.”

Key Strategic & Financial Benefits

•

Brings together complementary businesses to create company with full suite of value-added products: The combination will create significant opportunities to generate additional value from market trends across the entire steel value chain and enable more consistent, predictable performance through market cycles. The integrated supply chain provides AK Steel self-sufficiency in iron ore supply. Together, Cliffs and AK Steel will have a presence across the entire manufacturing process, from mining to pelletizing to the development and production of finished high value steel products, including Next Generation Advanced High Strength Steels for automotive and other markets.

•

Solidifies demand for Cliffs’ pellet offtake, with potential for growth into merchant pig iron: The combined company will ensure pellet volume commitments to AK Steel’s blast furnaces along with Cliffs’ Toledo hot briquetted iron facility, to complement its existing long-term minimum volume pellet offtake agreements with other key integrated steel producers. Further, the potential startup of pig iron manufacturing at AK Steel’s facility in Ashland, Kentucky would create future opportunities for pellet demand and more metallics products without significant additional capital expenditures.

•

Accretion through significant annual synergies: The transaction offers significant potential for operational synergies, which will contribute to long-term value creation for investors. The combination is expected to generate approximately $120 million of annual cost synergies to be fully realized within the first 12 months after closing, primarily from consolidating corporate functions, reducing duplicative overhead costs, and procurement and energy cost savings, as well as operational and supply chain efficiencies.

•

Stronger company with compelling pro forma financial metrics: The combined company is expected to benefit from a larger and more diversified base of customers, with less overall emphasis on commodity-linked contracts. For the last twelve months, the pro forma combined company has generated net revenue of $8.2 billion[1], Adjusted EBITDA of $1.3 billion[2] and unlevered free cash flow of $923 million[2],[3]. The transaction will also be leverage-neutral with pro forma Total Debt to Adjusted EBITDA of 3.5x.

[1]	Pro forma LTM numbers exclude intercompany sales, which are calculated based on 25% of revenue, per Cleveland-Cliffs and AK Steel’s 2018 10-Ks.
[2]	Pro forma numbers include $120 million in anticipated synergies and utilizes each companies’ respective methodologies of calculating Adj. EBITDA.
[3]	Defined as Adj. EBITDA – Capex. Excludes HBI-related 9/30/2019 LTM capex of $415m, per Cliffs’ filings.

Additional Transaction Details & Governance

Following completion of the transaction, with Mr. Goncalves leading the expanded organization, Mr. Newport will retire as CEO and a Director of AK Steel. Three existing members of AK Steel’s Board of Directors will join the Cliffs Board, and two existing Cliffs Board members will step down, bringing the Cliffs Board to 12 members in total. AK Steel will become a direct, wholly-owned subsidiary of Cliffs and will retain its branding and corporate identity. Cliffs will continue to be listed on the NYSE with its headquarters in Cleveland, while maintaining a significant presence at AK Steel’s current offices in West Chester, Ohio along with its Research and Innovation Center in Middletown, Ohio.

The transaction is expected to close in the first half of 2020, subject to approval by the shareholders of both companies, receipt of regulatory approvals and satisfaction of other customary closing conditions.

Cliffs has obtained an approximately $2 billion financing commitment from Credit Suisse in connection with a new Asset Backed Loan and the refinancing of AK Steel’s 2023 senior secured notes.

Advisors and Counsel

Moelis & Company LLC and Credit Suisse are acting as financial advisors to Cliffs and Jones Day is serving as legal counsel. Goldman Sachs & Co. LLC is acting as financial advisor to AK Steel and Weil, Gotshal & Manges LLP is serving as legal counsel.

Board of Directors’ Recommendation

The transaction has been unanimously approved by both companies’ Boards, and both Boards recommend that their respective shareholders vote in favor of the transaction.

Joint Conference Call & Webcast Information

Cleveland-Cliffs and AK Steel will conduct a live conference call and webcast on December 3, 2019 at 8:30 a.m. Eastern Time. The call will be broadcast live and archived on Cliffs’ website at www.clevelandcliffs.com and on AK Steel’s website at www.aksteel.com. Presentation slides will also be available on the webcast link and on both companies’ Investor Relations pages on their websites, as well as through the joint transaction website at www.clevelandcliffsaksteel.acquisitionannouncement.com.

About Cleveland-Cliffs

Founded in 1847, Cleveland-Cliffs is the largest and oldest independent iron ore mining company in the United States. The company is a major supplier of iron ore pellets to the North American steel industry from its mines and pellet plants located in Michigan and Minnesota. By 2020, Cleveland-Cliffs expects to be the sole producer of hot briquetted iron (HBI) in the Great Lakes region with the development of its first production plant in Toledo, Ohio. Driven by the core values of safety, social, environmental and capital stewardship, Cleveland-Cliffs’ employees endeavor to provide all stakeholders with operating and financial transparency. For more information, visit http://www.clevelandcliffs.com.

About AK Steel

AK Steel is a leading producer of flat-rolled carbon, stainless and electrical steel products, primarily for the automotive, infrastructure and manufacturing, including electrical power, and distributors and converters markets. Through its subsidiaries, the company also provides customer solutions with carbon and stainless steel tubing products, hot- and cold-stamped components, and die design and tooling. Headquartered in West Chester, Ohio (Greater Cincinnati), the company has approximately 9,500 employees at manufacturing operations in the United States, Canada and Mexico, and facilities in Western Europe. Additional information about AK Steel is available at www.aksteel.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements reflect AKS’s and CLF’s current beliefs and judgments and are not guarantees of future results or outcomes. Forward-looking statements are based on assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks and uncertainties and contingencies that may be beyond AKS’s or CLF’s control. They are also subject to inherent risks and uncertainties that could cause actual results or performance to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include (i) the completion of the proposed transaction on the anticipated terms and timing or at all, including obtaining shareholder and regulatory approvals and anticipated tax treatment, (ii) potential unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, (iii) the ability of CLF to integrate its and AKS’s businesses successfully and to achieve anticipated synergies, (iv) business and management strategies for the management, expansion and growth of the combined company’s operations following the consummation of the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against AKS, CLF or their respective directors, (vi) the risk that disruptions from the proposed transaction will harm AKS’ or CLF’s business, including current plans and operations, (vii) the ability of AKS or CLF to retain and hire key personnel, (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction, (ix) uncertainty as to the long-term value of CLF’s common stock, (x) continued availability of capital and financing and rating agency actions, (xi) legislative, regulatory and economic developments and (xii) unpredictability and severity of catastrophic events, including acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other factors that may present significant additional obstacles to the realization of forward looking statements or which could have a material adverse effect on AKS’ or CLF’s respective consolidated financial condition, results of operations, credit rating or liquidity are contained in AKS’s and CLF’s respective periodic reports filed with the SEC, including the AKS 10-K and CLF 10-K. Neither AKS nor CLF assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable law.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction involving AK Steel Holding Corporation (“AKS”) and Cleveland-Cliffs Inc. (“CLF”), CLF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of AKS and CLF, which also constitutes a prospectus of CLF. AKS and CLF may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that AKS or CLF may file with the SEC. The definitive joint proxy statement/prospectus will be sent to the shareholders of AKS and the shareholders of CLF. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by AKS or CLF through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by AKS will also be available free of charge on the AKS website at www.aksteel.com or by contacting AKS’s investor relations department. Documents filed with the SEC by CLF will also be available free of charge on CLF’s website at clevelandcliffs.com or by contacting CLF’s investor relations department:

AK Steel	Cleveland-Cliffs
513-425-5215	216-694-5700

PARTICIPANTS IN THE SOLICITATION

AKS, CLF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AKS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in AKS’ Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019 (the “AKS 10-K”), and its proxy statement filed with the SEC on April 10, 2019. Information regarding CLF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in CLF’s Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 8, 2019 (the “CLF 10-K”), and its proxy statement filed with the SEC on March 12, 2019. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Cleveland-Cliffs

Investor Relations:

Paul Finan

Director, Investor Relations

(216)-694-6544

Media:

Patricia Persico

Director, Corporate Communications

(216) 650-0168

AK Steel

Investor Relations:

Douglas O. Mitterholzer

General Manager, Investor Relations

(513) 425-5215

Media:

Lisa H. Jester

Corporate Manager, Communications and Public Relations

(513) 425-2510

Cleveland-Cliffs to Acquire AK Steel DECEMBER 3, 2019 Exhibit 99.2

Forward-looking Statements This presentation contains statements that constitute "forward-looking statements" within the meaning of the federal securities laws. As a general matter, forward-looking statements relate to anticipated trends and expectations rather than historical matters. Forward-looking statements are subject to uncertainties and factors relating to our operations and business environment that are difficult to predict and may be beyond our control. Such uncertainties and factors may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These statements speak only as of the date of this presentation, and we undertake no ongoing obligation, other than that imposed by law, to update these statements. Uncertainties and risk factors that could affect our future performance and cause results to differ from the forward-looking statements in this presentation include, but are not limited to: our ability to successfully complete the transaction discussed in this presentation, successfully integrate the acquired business and achieve the strategic and other objectives of the proposed transaction, including achieving the expected synergies; our ability to complete the proposed merger of Cleveland-Cliffs and AK Steel on anticipated terms and timetable; our ability to obtain the required approvals by Cleveland-Cliffs’ shareholders and AK Steel’s stockholders and to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; our ability to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the transaction; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of AK Steel; uncertainty and weaknesses in global economic conditions, including downward pressure on prices caused by oversupply or imported products, reduced market demand and risks related to U.S. government actions with respect to Section 232 of the Trade Expansion Act (as amended by the Trade Act of 1974), the United States-Mexico-Canada Agreement and/or other trade agreements, treaties or policies; continued volatility of iron ore and steel prices and other trends, which may impact the price-adjustment calculations under our sales contracts; our ability to successfully diversify our product mix and add new customers beyond our traditional blast furnace clientele; our ability to cost-effectively achieve planned production rates or levels, including at our HBI plant; our ability to successfully identify and consummate any strategic investments or development projects, including our HBI plant; the impact of our customers reducing their steel production due to increased market share of steel produced using other methods or lighter-weight steel alternatives; our actual economic iron ore reserves or reductions in current mineral estimates, including whether any mineralized material qualifies as a reserve; the outcome of any contractual disputes with our customers, joint venture partners or significant energy, material or service providers or any other litigation or arbitration; problems or uncertainties with sales volume or mix, productivity, tons mined, transportation, mine closure obligations, environmental liabilities, employee-benefit costs and other risks of the mining industry; impacts of existing and increasing governmental regulation and related costs and liabilities, including failure to receive or maintain required operating and environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity and costs related to implementing improvements to ensure compliance with regulatory changes; our ability to maintain adequate liquidity, our level of indebtedness and the availability of capital could limit cash flow available to fund working capital, planned capital expenditures, acquisitions and other general corporate purposes or ongoing needs of our business; our ability to continue to pay cash dividends, and the amount and timing of any cash dividends; our ability to maintain appropriate relations with unions and employees; the ability of our customers, joint venture partners and third party service providers to meet their obligations to us on a timely basis or at all; events or circumstances that could impair or adversely impact the viability of a mine or production plant and the carrying value of associated assets, as well as any resulting impairment charges; uncertainties associated with natural disasters, weather conditions, unanticipated geological conditions, supply or price of energy, equipment failures and other unexpected events; adverse changes in interest rates and tax laws; the potential existence of significant deficiencies or material weakness in our internal control over financial reporting; and the risks that are described from time to time in Cleveland-Cliffs’ and AK Steel’s respective reports filed with the SEC. For additional factors affecting the business of Cleveland-Cliffs and AK Steel, refer to Part I – Item 1A. Risk Factors of our corresponding Annual Reports on Form 10-K for the year ended December 31, 2018. You are urged to carefully consider these risk factors. This presentation includes certain non-GAAP financial measures, including Adjusted EBITDA and Free Cash Flow. Non-GAAP financial measures such as Adjusted EBITDA and Free Cash Flow should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. Important Information About the Transaction and Where to Find It In connection with the proposed transaction involving AK Steel Holding Corporation (“AKS”) and Cleveland-Cliffs Inc. (“CLF”), CLF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of AKS and CLF, which also constitutes a prospectus of CLF. AKS and CLF may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that AKS or CLF may file with the SEC. The definitive joint proxy statement/prospectus will be sent to the stockholders of AKS and the shareholders of CLF. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by AKS or CLF through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by AKS will also be available free of charge on the AKS website at www.aksteel.com or by contacting AKS’s investor relations department. Documents filed with the SEC by CLF will also be available free of charge on CLF’s website at clevelandcliffs.com or by contacting CLF’s investor relations department at the below: AK Steel: 513-425-5215 ; Cleveland Cliffs: 216-694-5700 1

Additional Statements Participants in the Solicitation AKS, CLF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AKS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in AKS’ Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019 (the “AKS 10-K”), and its proxy statement filed with the SEC on April 10, 2019. Information regarding CLF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in CLF’s Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 8, 2019 (the “CLF 10-K”), and its proxy statement filed with the SEC on March 12, 2019. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Cautionary Notes on Forward Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements reflect AKS’s and CLF’s current beliefs and judgments and are not guarantees of future results or outcomes. Forward-looking statements are based on assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks and uncertainties and contingencies that may be beyond AKS’s or CLF’s control. They are also subject to inherent risks and uncertainties that could cause actual results or performance to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include (i) the completion of the proposed transaction on the anticipated terms and timing or at all, including obtaining shareholder and regulatory approvals and anticipated tax treatment, (ii) potential unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, (iii) the ability of CLF to integrate its and AKS’s businesses successfully and to achieve anticipated synergies, (iv) business and management strategies for the management, expansion and growth of the combined company’s operations following the consummation of the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against AKS, CLF or their respective directors, (vi) the risk that disruptions from the proposed transaction will harm AKS’ or CLF’s business, including current plans and operations, (vii) the ability of AKS or CLF to retain and hire key personnel, (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction, (ix) uncertainty as to the long-term value of CLF’s common stock, (x) continued availability of capital and financing and rating agency actions, (xi) legislative, regulatory and economic developments and (xii) unpredictability and severity of catastrophic events, including acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other factors that may present significant additional obstacles to the realization of forward looking statements or which could have a material adverse effect on AKS’ or CLF’s respective consolidated financial condition, results of operations, credit rating or liquidity are contained in AKS’s and CLF’s respective periodic reports filed with the SEC, including the AKS 10-K and CLF 10-K. Neither AKS nor CLF assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable law. 2

Today’s Presenters Keith Koci Executive Vice President and CFO Lourenco Goncalves Chairman of the Board, President and CEO Roger Newport CEO and Director 3

Overview of Cleveland-Cliffs’ Acquisition of AK Steel Enterprise value defined as equity market value + total debt - cash. AK Steel debt and cash balances as of 9/30/2019 of $2,001m and $31m, respectively. AK Steel LTM 09/30/19 Adjusted EBITDA of $535m. AK Steel shares will be delisted upon transaction close. Cleveland-Cliffs to acquire AK Steel in an all-stock transaction at an exchange ratio of 0.400x Represents a 16% premium to AK Steel’s stock price as of December 2, 2019 Transaction implies a total enterprise value(1) for AK Steel of approximately $3.0 billion and an acquisition multiple of 5.6x LTM 09/30/19 Adjusted EBITDA(2) Cleveland-Cliffs and AK Steel shareholders will own approximately 68% and 32% of the PF company, respectively Transaction Structure and Ownership Company Name and Headquarters Company will retain the Cleveland-Cliffs name and NYSE ticker symbol (CLF) AK Steel will become a direct, wholly-owned subsidiary of Cleveland-Cliffs(3) Headquarters to remain in Cleveland, Ohio, while maintaining AK Steel’s presence at their current offices in West Chester, Ohio AK Steel’s entities will maintain their branding and corporate identity Leadership and Governance Lourenco Goncalves will remain Chairman, President and CEO Roger Newport, AK Steel CEO, to retire upon transaction close 2 current Cleveland-Cliffs Board members will step down 3 existing AK Steel Board members will join the Cleveland-Cliffs Board at closing, bringing Cleveland-Cliffs’ Board to 12 members in total Transaction has been unanimously approved by Cleveland-Cliffs and AK Steel Boards Transaction is expected to close in H1 2020, subject to shareholder approval for both companies and other customary closing conditions Timing and Closing Requirements Financial Profile and Balance Sheet Leverage-neutral transaction with pro forma Total Debt to Adj. EBITDA of 3.5x (LTM 9/30/19) Approximately $120 million of annual cost synergies; transaction expected to be accretive in 2020 Credit Suisse is providing approximately $2.0 billion financing commitment in connection with a new ABL and refinancing of AK Steel’s 2023 existing secured notes 4

Creates Vertically Integrated Producer of Value-added Iron Ore and Steel

CLIFFS | AK Steel

- Transforms Cleveland-Cliffs into a best-in-class iron ore & steel producer with industry leading margins
- Self-sufficiency in iron ore creates raw materials efficiency in steel production
- Deeply integrated downstream in high value-added steels such as carbon automotive, electrical and stainless

PF LTM Revenues: $8.2 billion[1]

PF LTM Adjusted EBITDA: $1.3 billion[2]

PF LTM FCF: $923 million[2,3]

$120 million estimated annual cost synergies

Leverage neutral

Source: Cleveland-Cliffs and AK Steel filings.
Note: Revenues, Adjusted EBITDA, FCF and synergy figures are approximate figures.
1) PF LTM revenues exclude intercompany sales, which are calculated based on 25% of revenue, per Cleveland-Cliffs' and AK Steel's 2018 10-Ks.
2) PF LTM numbers include $120m in anticipated synergies and utilizes each companies' respective methodologies of calculating Adjusted EBITDA.
3) Defined as Adj. EBITDA – Capex. Excludes HBI-related 9/30/2019 LTM capex of $415m, per Cleveland-Cliffs' filings.

AK Steel
© 2019 AK Steel. All rights reserved.
5

Transaction rationale and industrial logic is compelling Combines AK Steel’s high quality steel assets with a reliable supply of high quality iron ore pellets Generates more predictable earnings and cash flow due to focus on value-added and non-commoditized products and less exposure to volatile commodity indices Enhances revenue stream certainty for Cleveland-Cliffs’ pellet production Creates a vertically integrated steel manufacturer with industry leading margins through raw material cost savings Creates potential, future low-capex growth opportunity in the Metallics space via Ashland pig iron facility Delivers approximately $120 million of estimated annual cost synergies, including approximately $40 million in annual public company related cost savings alone 6

Robust Pro-forma Financial Profile

Cleveland-Cliffs standalone | PF Cleveland-Cliffs

- Dramatically improved scale and earnings diversification
- Strong FCF profile positions PF company well through cycle
- Leverage-neutral transaction

Revenue ($m)[1]


+281%
$2,152
$8,205
9/30/19 LTM
9/30/19 LTM

Adjusted EBITDA ($m)[2]


+109%
$602
$1,257
9/30/19 LTM
9/30/19 LTM

FCF ($m)[3]


+103%
$455
$923
9/30/19 LTM
9/30/19 LTM

Total Debt / Adj. EBITDA[4]


-0.2x
3.7x
3.5x
9/30/19 LTM
9/30/19 LTM

Source: Cleveland-Cliffs and AK Steel filings.

(1) PF revenues exclude intercompany sales, which are calculated based on 25% of revenue, per Cleveland-Cliffs' and AK Steel's 2018 10-Ks.

(2) PF numbers include $120m in anticipated synergies and utilizes each companies' respective methodologies of calculating Adjusted EBITDA.

(3) Defined as Adj. EBITDA – Capex. Excludes HBI-related capex of $180m in 2018 and $415m 9/30/2019 LTM, per Cleveland-Cliffs' filings.

(4) Gross leverage is PF for issuance of $500m new secured debt to refinance AK Steel's existing secured debt and rolling of all other existing AK Steel debt.

AK Steel

© 2019 AK Steel. All rights reserved.

7

Transaction Creates Leading EBITDA Margins in North American Steel Industry

- Cleveland-Cliffs currently generates a margin of approximately $30-$40/short ton for every pellet produced and sold to AK Steel
- That margin differential is a lever available to the PF company that is not available to AK Steel on a standalone basis
- Critically, it positions the PF company much more competitively versus other steel producers

Best-in-sector Adj. EBITDA/short ton metrics[(1)]…



$146
$132
$127
$98
$61
$41
(3)
CLIFFS
SDI
NUCOR
AK Steel
USS
ArcelorMittal
Pro forma(2)

…With Adj. EBITDA margins superior to the EAFs[(1)]



15.0%
13.1%
12.8%
8.1%
7.7%
7.0%
CLIFFS
SDI
NUCOR
AK Steel
ArcelorMittal
USS
Pro forma(4)

8

AK Steel

© 2019 AK Steel. All rights reserved.

Note: Cleveland-Cliffs pro forma metrics calculated after adjusting AK Steel's standalone metrics for iron-ore cost savings from purchasing directly from Cleveland-Cliffs. Metrics include Cliff's third party pellet sales and utilizes each companies' respective methodologies of calculating Adjusted EBITDA.

(1) Based on 9/30/2019 YTD.

(2) Incremental ~$48/short ton Adj. EBITDA margin for AK Steel calculated as ~4.9m short ton of iron ore pellets purchased by AK Steel YTD (assumption based on FY 2018 shipments multiplied by 0.75), multiplied by Cleveland-Cliffs ~$40/short ton pellet margin (higher end of range) divided by ~4.1m short tons of steel production YTD.

(3) Steel-only Adj. EBITDA per short ton.

(4) Includes $90m of synergies (YTD portion of $120m annual synergies) and accounts for intercompany sales, which are calculated based on 25% of revenue, per Cleveland-Cliffs' and AK Steel's 2018 10-Ks.

AK Steel has Best-in-class Position in Non-commoditized Steel

AK Steel's 2018A sales by end-market



Automotive
Infrastructure and manufacturing
Distributors and converters
22%
63%
15%

- Significant North American producer of grain-oriented electrical steel ("GOES")
- Sole source of "U.S. origin" steel for the electrical grid

- One of the few steel producers capable of producing the carbon and stainless steel grades critical to automotive lightweighting trends
- Technology leader in Advanced High Strength Steels ("AHSS") and Ultra High Strength Steels ("UHSS")
- U.S. leader in 400 series chrome products and automotive stainless

Automotive sales as a percentage of total sales[(1)]



63%
34%
29%
25%
20%
17%
12%
6%
3%
AK Steel
voestalpine
JFE
thyssenkrupp
ArcelorMittal
NUCOR
United States Steel
Steel Dynamics, Inc.
SDI
STELCO

Source: AK Steel filings and latest publicly available information for peers.

(1) Based on FY 2018 sales, except for ThyssenKrupp, which is based on FY ended 9/30/19 sales, U.S. Steel and Nucor, which are based on FY 2018 shipments, ArcelorMittal, which is based on FY 2016 sales as per company website, Stelco, which is based on FY 2016 shipments as per its IPO prospectus.

AK Steel
© 2019 AK Steel. All rights reserved.
9

Steel Demand in Automotive Sector Projected to Remain Strong North America light vehicle production Growing demand for ultra high-strength steels (UHSS) (millions of units) (net pounds per vehicle) Stable and consistent automotive production growth expected over the next decade Growing demand for lighter but stronger components to meet increasing customer expectations and tighter environmental regulations As a result, UHSS is expected to become a critical input for vehicle manufacturing AK Steel has a full suite of high value-added products and is positioned to benefit from recent market dynamics Source:IHS Markit, September 2019 and DuckerFrontier 2018, SMDI NA Automotive Steel Content Market Study. 10

Significantly De-risks Cleveland-Cliffs' Future Pellet Offtake

Illustrative shipment breakdown (current) *(Long tons)*

Pro Forma – sample pellet demand breakdown *(Long tons)*



~20mt of pellets
Contracted through 2026: 7-10mt
Contracted through 2020/2024: 4-5mt
AK Steel: ~6mt
(Expires 2022 and 2023)
HBI Startup: ~1mt
~5% intercompany sales
Contracted through 2026: 7-10mt
Additional third party sales and/or Ashland Pig Iron: 2-3mt
AK Steel: ~6mt
Eliminates renewal risk
HBI Run-Rate: ~3mt
Up to ~60% of intercompany sales

Solidifies demand for substantially all of Cleveland-Cliffs' pellets for the foreseeable future

Note: For illustrative purposes: midpoints of ranges are being used to add to 20mt.

AK Steel
© 2019 AK Steel. All rights reserved.
11

Provides compelling opportunity for further EAF-oriented growth Provides further expansion into attractive EAF market dynamics Turns Ashland from a negative to a positive Potentially provides a compelling, low-capex, high-return opportunity to be a significant merchant pig iron supplier in the Great Lakes Eliminates up to $60 million of closure-related costs Requires a high-quality pellet source that Cleveland-Cliffs is well-positioned to provide 1990 2000 2010 Today EAF Production BF Production Source:WorldSteel Association. 12

Delivers Significant Synergy Potential Approximately $120 million in annual cost synergies estimated, including approximately $40 million in annual public company-related cost savings alone Using an assumed Cliffs multiple of 7.0x, value of synergies represents ~26% of combined market cap of the two companies Opportunity to avoid closure-related costs at AK Steel’s Ashland facility through potential restart of pig iron manufacturing within the existing footprint Potential for significant interest expense savings from the refinancing of AK Steel’s 2021 unsecured and 2023 secured notes 13

Cleveland-Cliffs has Ample Financial Capacity to Address AK Steel's Near-term Maturities

Cleveland-Cliffs' Existing Debt Maturity Profile



WACD:
~5.1%
4-year window
$400
$789
$316
$473
$750
$298
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
...
2040
Senior Secured Notes
Guaranteed Notes
Unsecured Notes
Convertible

AK Steel's Existing Debt Maturity Profile



WACD:
~7.2%(1)
Callable at par
$7
$406
$454(2)
$380
$62
$270
$392
$30
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
...
2040
ABL
Senior Secured Notes
Unsecured Notes
Industrial Revenue Bonds

Source: Cleveland-Cliffs and AK Steel filings.
(1) Weighted average cost of debt; excludes ABL, Exchangeable Notes and Industrial Revenue Bonds.
(2) Balance as of September 30, 2019 and PF for repayment of $149m Exchangeable Notes.

AK Steel

© 2019 AK Steel. All rights reserved.

14

Strong and Sustainable Pro Forma Balance Sheet 4-year window Source: Cleveland-Cliffs and AK Steel filings. Note:Cleveland-Cliffs will offer to exchange AK Steel’s 2025 and 2027 unsecured notes into Cleveland-Cliffs notes with the same economic terms and maturity. (1)Illustrative maturity date. 15

Financing Strategy in Place to Address AK Steel Balance Sheet Cleveland-Cliffs’ $450 million ABL and AK Steel’s $1.5 billion ABL to be replaced by a new $2.0 billion facility(1) ABL AK Steel 2023 Secured Notes To be refinanced as part of the transaction with lower cost secured notes AK Steel 2021 Notes To be refinanced opportunistically (callable at par) AK Steel 2025 & 2027 Notes Offer to exchange for Cleveland-Cliffs notes with the same economic terms and maturity Rating Considerations Transaction has been discussed with both agencies and the above financing strategy reflects those discussions The pro forma company is expected to have a superior credit / ratings profile compared to AK Steel stand-alone Note:Absent any action, the 2021, 2025 and 2027 Notes would sit at an AK Steel subsidiary and benefit from a guarantee from only AK Steel subsidiaries; however, prior to closing of the transaction, Cleveland-Cliffs plans to offer to exchange the 2025 & 2027 notes into Cleveland-Cliffs issued notes with the same economic terms and maturity and to opportunistically refinance the 2021 notes. (1)Credit Suisse is providing commitment for a $1.5 billion ABL facility, which Cleveland-Cliffs then plans to upsize to $2.0 billion at a later date. 16

The New Cleveland-Cliffs

- Best-in-class, high-value added iron ore & steel producer in North America with industry leading margins
- Exceptionally well-positioned to generate value for diverse customer base across both BF and EAF businesses
- De-risks up to 9 million long tons of pellets (approximately 45% of annual sales tonnage)
- Meaningful cost synergies of approximately $120 million per year expected
- Stronger financial position and growth catalysts (Ashland pig iron facility and downstream steel products) to drive shareholder value

PF LTM Revenues:
$8.2 billion[1]

PF LTM Adjusted EBITDA:
$1.3 billion[2]

PF LTM FCF:
$923 million[2,3]

$120 million estimated annual cost synergies

Leverage neutral

Source: Cleveland-Cliffs and AK Steel filings.
Note: Revenues, Adjusted EBITDA, FCF and synergy figures are approximate figures.
1) PF LTM revenues exclude intercompany sales, which are calculated based on 25% of revenue, per Cleveland-Cliffs' and AK Steel's 2018 10-Ks.
2) PF LTM numbers include $120m in anticipated synergies and utilizes each companies' respective methodologies of calculating Adjusted EBITDA.
3) Defined as Adj. EBITDA – Capex. Excludes HBI-related 9/30/2019 LTM capex of $415m, per Cleveland-Cliffs' filings.

AK Steel

© 2019 AK Steel. All rights reserved.

17

The New Cleveland-Cliffs



Northshore Mine
Hibbing Taconite Mine (23% owned)
United Taconite Mine
Empire Mine (idled)
Tilden Mine
Windsor, Tillsonburg & Otterville, ON, Canada
Walbridge, OH
Cleveland- Cliffs Headquarters (Cleveland, OH)
Butler, PA
AK Coal Resources
Coshocton, OH
Mountain State Carbon
Middletown, OH
AK Steel offices (West Chester, OH)
Ashland (Potential Pig Iron Plant)
Dearborn, MI
Toledo HBI Plant
Mansfield, OH
Zanesville, OH
Columbus, IN
Rockport, IN
Bowling Green, KY
Sylacauga, AL
MN
MI
MI
PA
OH
IN
KY
WV
AL
Headquarters
Iron ore mines and pellet plants
Coal/coke production facilities
EAF-focused metallic assets
Integrated BF steel operations
High-grade steel-making assets
Downstream steel product assets

AK Steel

© 2019 AK Steel. All rights reserved.

18

Timeline to Close

- **12/03/19**
  - Transaction announcement
- **~1 month**
  - Prepare and file documents with the SEC
- **~2-3 months**
  - SEC reviews and gives comments; proxies printed and mailed
- **~4 months**
  - Cleveland-Cliffs stockholders vote to approve transaction
  - AK Steel stockholders vote to approve transaction
- **TBD**
  - Receive regulatory approvals

Expect to close transaction (1H 2020)

AK Steel
© 2019 AK Steel. All rights reserved.
19

Exhibit 99.3

CLIFFS | AK Steel

Creating a Vertically Integrated Producer of Value-added Iron Ore and Steel Products

COMPELLING STRATEGIC FIT AND MEANINGFUL FINANCIAL BENEFITS

- Combines high-quality steel assets with reliable supply of iron ore pellets, creating best-in-class vertically integrated producer in North America
- Positions company to generate value for diverse customer base across both blast furnace and electric arc furnace segments
- Generates more predictable earnings and cash flow from focus on value-added and non-commoditized products
- Enhances revenue stream certainty for Cleveland-Cliffs' pellet production, de-risking up to 9 million long tons of pellets
- Generates $120 million in estimated annual cost synergies to be fully realized within first 12 months from transaction close
- Creates potential, future low-capex growth opportunity in metallics via pig iron facility in Ashland, KY

The transaction will combine Cleveland-Cliffs, North America's largest producer of iron ore pellets, with AK Steel, a leading producer of innovative flat-rolled carbon, stainless and electrical steel products. The combined company will be ideally positioned to provide high-value iron ore and steel solutions to customers primarily across North America.

COMPELLING PRO FORMA COMPANY PROFILE

- ✓ Improved scale & diversification
- ✓ Strong free cash flow profile
- ✓ Leverage-neutral transaction

$8.2 Billion
PF LTM Annual Revenues(1)

$1.3 Billion
PF LTM Adj. EBITDA(2)

11,700
Employees

$923 Million
PF LTM FCF(2,3)

3.5x
Total Debt/Adj. EBITDA(4)

Source: Cleveland-Cliffs and AK Steel filings.
Note: Revenues, Adjusted EBITDA and FCF are approximate figures.

1) PF LTM revenues exclude intercompany sales, which are calculated based on 25% of revenue, per Cleveland-Cliffs' and AK Steel's 2018 10-Ks.
2) PF LTM numbers include $120m in anticipated synergies and utilizes each companies' respective methodologies of calculating Adj. EBITDA.
3) Defined as Adj. EBITDA – Capex. Excludes HBI-related 9/30/19 LTM capex of $415m, per Cleveland-Cliffs' filings.
4) Per LTM 9/30/19 gross leverage is PF for issuance of $500m new secured debt to refinance AK Steel's existing secured debt and rolling of all other existing AK Steel debt.

© 2019 Cleveland-Cliffs Inc. All Rights Reserved.

KEY TRANSACTION HIGHLIGHTS

Company Name & Headquarters

- Cleveland-Cliffs Inc. (NYSE: CLF)
- AK Steel will become a direct wholly-owned subsidiary of Cliffs
- HQ in Cleveland
  - Maintaining presence at AK Steel's current office in West Chester and Research & Innovation Center in Middletown, OH
- AK Steel will retain its branding and corporate identity

Leadership & Governance

- Lourenco Goncalves will remain Chairman, President and CEO
- Roger Newport will retire as CEO and Director of AK Steel following completion of transaction
- Three existing AK Steel Board members will join Cliffs Board at closing
  - Two existing Cliffs Board members will step down
  - New Cliffs Board will have 12 members in total

Structure & Ownership

- Cliffs to acquire AK Steel in all-stock transaction at fixed exchange ratio of 0.40x
- 16% premium to AK Steel stock price on December 2, 2019; 27% premium to AK Steel 30-day volume weighted average stock price
- Pro forma ownership
  - Cliffs shareholders: 68%
  - AK Steel shareholders: 32%

Timing & Closing Requirements

- Transaction subject to approvals by Cliffs and AK Steel shareholders, regulatory approvals and other customary closing conditions
- Closing expected to occur first half of 2020

Best-in-sector Adj. EBITDA/short ton metrics[1]


$146
$132
$127
$98
$61
$41(3)
CLIFFS
Pro forma(2)
AK Steel

With Adj. EBITDA margins superior to the EAFs[1]


15.0%
13.1%
12.8%
8.1%
7.7%
7.0%
CLIFFS
Pro forma(4)
AK Steel

CLIFFS
www.clevelandcliffs.com

AK Steel
www.aksteel.com

Note: Cleveland-Cliffs PF metrics calculated after adjusting AK Steel's standalone metrics for iron ore cost savings from purchasing directly from Cleveland-Cliffs. Metrics include Cliff's third party pellet sales and utilizes each companies' respective methodologies of calculating Adj. EBITDA.

1) Based on 9/30/19 YTD.
2) Incremental ~$48/short ton Adj. EBITDA margin for AK Steel calculated as ~4.9m short ton of iron ore pellets purchased by AK Steel YTD (assumption based on FY 2018 shipments multiplied by 0.75), multiplied by Cleveland-Cliffs ~$40/short ton pellet margin (higher end of range) divided by ~4.1m short tons of steel production YTD.
3) Steel-only Adj. EBITDA per short ton.
4) Includes $90m of synergies (YTD portion of $120m annual synergies) and accounts for intercompany sales, which are calculated based on 25% of revenue, per Cleveland-Cliffs' and AK Steel's 2018 10-Ks.

© 2019 Cleveland-Cliffs Inc. All Rights Reserved.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements reflect AKS’s and CLF’s current beliefs and judgments and are not guarantees of future results or outcomes. Forward-looking statements are based on assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks and uncertainties and contingencies that may be beyond AKS’s or CLF’s control. They are also subject to inherent risks and uncertainties that could cause actual results or performance to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include (i) the completion of the proposed transaction on the anticipated terms and timing or at all, including obtaining shareholder and regulatory approvals and anticipated tax treatment, (ii) potential unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, (iii) the ability of CLF to integrate its and AKS’s businesses successfully and to achieve anticipated synergies, (iv) business and management strategies for the management, expansion and growth of the combined company’s operations following the consummation of the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against AKS, CLF or their respective directors, (vi) the risk that disruptions from the proposed transaction will harm AKS’ or CLF’s business, including current plans and operations, (vii) the ability of AKS or CLF to retain and hire key personnel, (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction, (ix) uncertainty as to the long-term value of CLF’s common stock, (x) continued availability of capital and financing and rating agency actions, (xi) legislative, regulatory and economic developments and (xii) unpredictability and severity of catastrophic events, including acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other factors that may present significant additional obstacles to the realization of forward looking statements or which could have a material adverse effect on AKS’ or CLF’s respective consolidated financial condition, results of operations, credit rating or liquidity are contained in AKS’s and CLF’s respective periodic reports filed with the SEC, including the AKS 10-K and CLF 10-K. Neither AKS nor CLF assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable law. IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the proposed transaction involving AK Steel Holding Corporation (“AKS”) and Cleveland-Cliffs Inc. (“CLF”), CLF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of AKS and CLF, which also constitutes a prospectus of CLF. AKS and CLF may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that AKS or CLF may file with the SEC. The definitive joint proxy statement/prospectus will be sent to the shareholders of AKS and the shareholders of CLF. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by AKS or CLF through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by AKS will also be available free of charge on the AKS website at www.aksteel.com or by contacting AKS’s investor relations department at the below. Documents filed with the SEC by CLF will also be available free of charge on CLF’s website at clevelandcliffs.com or by contacting CLF’s investor relations department: AK Steel Cleveland-Cliffs 513-425-5215 216-694-5700 PARTICIPANTS IN THE SOLICITATION AKS, CLF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AKS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in AKS’ Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019 (the “AKS 10-K”), and its proxy statement filed with the SEC on April 10, 2019. Information regarding CLF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in CLF’s Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 8, 2019 (the “CLF 10-K”), and its proxy statement filed with the SEC on March 12, 2019. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above. NO OFFER OR SOLICITATION This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. © 2019 Cleveland-Cliffs Inc. All Rights Reserved.

Exhibit 99.4

To: All AK Steel Employees

I am pleased to share some exciting news about AK Steel’s future. Today we announced that we have entered into a definitive merger agreement with Cleveland-Cliffs, a leading iron ore mining company based in Cleveland, Ohio and an important long-term supplier to AK Steel. Our Board of Directors and management team are fully supportive of this transaction and believe it is the best path forward for AK Steel, our employees, our shareholders and our other stakeholders. Together, we will create a vertically integrated producer of value-added iron ore and steel products. I encourage you to read the attached news release that we issued this morning.

Like us, Cliffs has a strong and proud history in the Midwest, tracing its roots back over 170 years in Ohio. Operating four iron ore mines in Michigan and Minnesota, Cliffs produces iron ore pellets that complement our blast furnace operations, as well as a new major investment in Toledo, Ohio that will launch next year to produce hot briquetted iron for use in electric arc furnaces like ours. Cliffs holds the top position as the largest producer of iron ore pellets in North America and produced over 20 million long tons of iron ore pellets in 2018. As a result of this combination with Cliffs, due to the complementary nature of our businesses, we do not expect significant changes to our operations, facilities or employee functions.

Our businesses are highly complementary, both operationally and culturally, and there are a lot of reasons why combining with Cliffs will help us grow and succeed:

•

This transaction is transformative and aligns with our ongoing strategy to grow our company and create shareholder value by commercializing innovative products and services, driving further growth into new markets and downstream businesses and transforming our operations to significantly improve our cost position.

•	Together, we will have a presence across the entire manufacturing process, from mining and pelletizing to the development and production of finished high value steel products.

•	Cliffs shares our focus on operational excellence and dedication to safety, quality, innovation and sustainability.

Today’s announcement is the first step in the process of combining our two companies. The transaction is expected to close in the first half of 2020, subject to approval by the shareholders of both companies, regulatory approvals and the satisfaction or waiver of other customary closing conditions. Upon closing, AK Steel will operate as a subsidiary of Cliffs, but importantly to our customers and employees, we will retain our existing company name and brand. We will also maintain a significant presence at our current headquarters in West Chester, Ohio along with our Research and Innovation Center in Middletown, Ohio. In terms of leadership, Lourenco Goncalves, Chairman of the Board, President and CEO of Cliffs, will lead the expanded organization and I will retire from my positions as CEO and a Director of AK Steel, assuming the transaction closes. In addition, three existing members of AK Steel’s Board will join Cliffs’ Board of Directors, and two of Cliffs’ existing Board members will step down.

Until the transaction is finalized, AK Steel and Cliffs will continue to operate independently. It is important that we all remain focused on our day-to-day responsibilities, putting safety first, and focusing on quality and customer service like we always do. I also want to emphasize that this combination is about growth and the opportunity to bring together and leverage the respective strengths of AK Steel and Cliffs. While there will naturally be overlap in some corporate functions, no changes will occur until the transaction closes.

It is also important that you do not coordinate with Cliffs employees or engage with them directly regarding this pending transaction. An integration team with individuals from both AK Steel and Cliffs will lead and plan the integration of our businesses, subject to legal limitations. We are committed to keeping you informed as we work through the integration process. As with all confidential business matters, please do not share confidential information publicly, and please send all media calls to Lisa Jester, Corporate Manager, Communications and Public Relations.

I know you will have questions about what this means for AK Steel, and each of you as employees. While we will not have all the answers right now, I encourage you to view the attached Employee FAQ document, or visit www.ClevelandCliffsAKSteel.acquisitionannouncement.com, where you can find additional information about the transaction. Later today you will receive an invitation to an employee call I will host tomorrow to discuss the transaction.

On behalf of our Board of Directors, Kirk Reich, and our entire management team, I want to thank you for your ongoing hard work and dedication to AK Steel. Cliffs’ interest in AK Steel is a reflection of the success of the business and the exceptional organization we have developed. The strong foundation we have built provides a great platform for the success and growth in the future with this merger.

Sincerely,

Roger Newport, CEO

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements reflect AKS’s and CLF’s current beliefs and judgments and are not guarantees of future results or outcomes. Forward-looking statements are based on assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks and uncertainties and contingencies that may be beyond AKS’s or CLF’s control. They are also subject to inherent risks and uncertainties that could cause actual results or performance to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include (i) the completion of the proposed transaction on the anticipated terms and timing or at all, including obtaining shareholder and regulatory approvals and anticipated tax treatment, (ii) potential unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, (iii) the ability of CLF to integrate its and AKS’s businesses successfully and to achieve anticipated synergies, (iv) business and management strategies for the management, expansion and growth of the combined company’s operations following the consummation of the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against AKS, CLF or their respective directors, (vi) the risk that disruptions from the proposed transaction will harm AKS’ or CLF’s business, including current plans and operations, (vii) the ability of AKS or CLF to retain and hire key personnel, (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction, (ix) uncertainty as to the long-term value of CLF’s common stock, (x) continued availability of capital and financing and rating agency actions, (xi) legislative, regulatory and economic developments and (xii) unpredictability and severity of catastrophic events, including acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other factors that may present significant additional obstacles to the realization of forward looking statements or which could have a material adverse effect on AKS’ or CLF’s respective consolidated financial condition, results of operations, credit rating or liquidity are contained in AKS’s and CLF’s respective periodic reports filed with the SEC, including the AKS 10-K and CLF 10-K. Neither AKS nor CLF assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable law.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction involving AK Steel Holding Corporation (“AKS”) and Cleveland-Cliffs Inc. (“CLF”), CLF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of AKS and CLF, which also constitutes a prospectus of CLF. AKS and CLF may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that AKS or CLF may file with the SEC. The definitive joint proxy statement/prospectus will be sent to the shareholders of AKS and the shareholders of CLF. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by AKS or CLF through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by AKS will also be available free of charge on the AKS website at www.aksteel.com or by contacting AKS’s investor relations department. Documents filed with the SEC by CLF will also be available free of charge on CLF’s website at clevelandcliffs.com or by contacting CLF’s investor relations department:

AK Steel	Cleveland-Cliffs
513-425-5215	216-694-5700

PARTICIPANTS IN THE SOLICITATION

AKS, CLF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AKS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in AKS’ Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019 (the “AKS 10-K”), and its proxy statement filed with the SEC on April 10, 2019. Information regarding CLF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in CLF’s Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 8, 2019 (the “CLF 10-K”), and its proxy statement filed with the SEC on March 12, 2019. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Exhibit 99.5

Employee FAQ

Following the announcement of the planned acquisition of AK Steel, we wanted to provide information about the process and be responsive and transparent about any questions you may have. Please understand that there are some questions that we are simply not in position to answer today, but we will keep you informed as we approach the completion of the transaction, which is expected in the first half of 2020, subject to approval by the shareholders of both companies, regulatory approvals and the satisfaction or waiver of other customary closing conditions.

In the meantime, we will hold an employee call to discuss the transaction on Wednesday, December 4th, which we hope you can attend.

1.	What is being announced today?

•	We announced that we have reached an agreement to be acquired by Cleveland-Cliffs to create a vertically integrated producer of value-added iron ore and steel products.

•

Under the terms of the merger agreement, AK shareholders will receive a fixed exchange ratio of 0.40 of a share of Cliffs common stock for each share of AK Steel common stock they own, representing a 16% premium to AK Steel’s stock price as of December 2, 2019, and a premium of 27% based on the 30-day volume weighted average price of AK Steel common shares.

•	Upon completion of the transaction, Cliffs shareholders will own approximately 68% and AK Steel shareholders will own approximately 32% percent of the combined company on a fully diluted basis.

2.	Why are we doing this and why is Cliffs the right partner for AK Steel?

•

The transaction presents an opportunity to create a premier North American company by combining Cliffs, North America’s largest producer of iron ore pellets, with AK Steel, a leading producer of innovative flat rolled carbon, stainless and electrical steel products.

•

The transaction is transformational and aligns with AK Steel’s ongoing strategy to grow our company and create shareholder value by commercializing innovative products and services, driving further growth into new markets and downstream businesses and transforming our operations to significantly improve our cost position.

•

The two businesses are highly complementary, and the combined company is expected to benefit from a more diversified base of customer and improved profitability, with less overall emphasis on commodity-linked contracts.

•	The combined company will have a strong balance sheet and strong free cash flow generation to support long-term growth.

•

As part of a larger company that is vertically integrated, we will be better positioned to invest in growth opportunities, while continuing to provide innovative steel solutions to meet our customers’ evolving needs.

3.	Why is Cliffs a good cultural fit for AK Steel?

•	Cliffs also has a strong and proud history in Ohio, tracing its roots back over 170 years with the founding of the Cleveland Iron Company in Cleveland, which remains their home today.

•	Cliffs has 2,200 employees and their hourly employees are represented by the United Steelworkers.

•

Operating four iron ore mines in Michigan and Minnesota, Cliffs produces iron ore pellets that complement steelmaking operations like our own, as well as hot briquetted iron for use in electric arc furnaces.

•	Cliffs holds the top position as the largest producer of iron pellets in North America and produced over 20 million long tons of iron ore pellets in 2018.

•	Becoming part of Cliffs positions us for future success.

4.	Why is this the right time to be acquired?

•

Our Board, with the help of outside financial and legal advisors, carefully reviewed Cleveland-Cliffs’ offer and concluded that a combination with Cliffs is in the best interests of our company and our stakeholders.

•

We believe this is a compelling opportunity for our shareholders to participate in the long-term value creation potential of a vertically integrated producer of value-added iron ore and steel products with significant scale and diversification.

•

Additionally, as part of a larger company that is vertically integrated, we will be better positioned to invest in growth opportunities, while continuing to provide innovative steel solutions to meet our customers’ evolving needs.

5.	How will the acquisition impact my employment or my facility?

•	This combination is about growth and the opportunity to bring together and leverage the respective strengths of AK Steel and Cliffs.

•	Due to the complementary nature of our businesses, we do not expect significant changes to our operations, facilities or employee functions.

•	While there will naturally be overlap in some corporate functions, we are not in a position to provide any specific details at this time about any particular role or facility.

•

Additionally, we do not anticipate any changes until the transaction is consummated, which we expect to occur in the first half of 2020, subject to approval by the shareholders of both companies, regulatory approvals and the satisfaction or waiver of other customary closing conditions. Until then, AK Steel and Cliffs will continue to operate independently.

•	We should all remain focused on our day-to-day responsibilities, maintaining safe operations and serving our customers.

•	We will provide additional information when possible.

6.	How will the acquisition impact my pay or benefits?

•

Prior to the closing of the transaction (which we expect to occur in the first half of 2020, subject to approval by the shareholders of both companies, regulatory approvals and the satisfaction or waiver of other customary closing conditions), there are no anticipated changes to our employees’ pay or benefits as a result of the announcement of the transaction.

•	There will be no material changes to your overall compensation for at least 12 months following completion of the transaction.

•

Once the acquisition is complete additional details will be provided regarding employee benefits. For at least 12 months following completion of the transaction, your employee benefits will be substantially comparable in the aggregate to the employee benefits you currently receive.

7.	How will the acquisition impact the payment of the Management Incentive Plan?

•	Employees will remain eligible for an MIP payment based on the 2019 objectives and our final year-end results.

•	As in prior years, we expect to communicate those results to you following the AK Steel Board meeting in January 2020.

•	We anticipate that the payment date will be on or before the end of February 2020.

8.	How will my job change?

•	As part of becoming a North American leader in iron ore and steel, employees will have the opportunity through the new company to better serve customers and pursue growth opportunities.

•

After the transaction closes, we will share updates when we can regarding the integration of Cliffs and AK Steel. Since our businesses are highly complementary, we do not expect there to be significant changes.

•	Until the transaction closes, business will continue as usual and it is important for employees to continue doing your jobs safely and effectively.

9.	What will happen if I do lose my job as a result of this transition?

•	In the event that your position is eliminated as a result of this transition being finalized, you will be provided with severance benefits.

•	We are committed to treating all employees with dignity and respect throughout this process.

10.	Does today’s news change the planned closing of the Ashland Facility?

•

The combination could allow for the potential retooling of our facility in Ashland, Kentucky at some point in the future to manufacture pig iron, which would create future opportunities for both pellet demand and more metallic products.

•	However, our shutdown of the coating line by the end of 2019 will take place as planned.

•	It is still early days and we are not in a position to provide any specific details about any particular facility.

•	We will provide additional information at the appropriate time.

11.	Will the combined company maintain a presence in West Chester? If not, what about our commitments to the community?

•	Yes, we will maintain a significant presence at our current headquarters in West Chester, Ohio along with our Research and Innovation Center in Middletown, Ohio.

•	Cliffs and AK Steel share a deep heritage in Ohio and a long-term commitment to the state.

12.	What will the integration process be like? How long will it take?

•	Once the transaction is completed, AK Steel will operate as a subsidiary of Cliffs and we anticipate it will maintain the historic and trusted AK Steel brand and corporate identity.

•	We expect the transaction to close in the first half of 2020, and then the integration process will begin.

•	We will continue to update you when we can regarding the integration process.

13.	Will we have the chance to hear from any Cliffs executives?

•	The Cliffs team looks forward to meeting with us as soon as the transaction is completed, which we expect to occur in the first half of 2020.

14.	Who will lead the combined company?

•

Following completion of the transaction, Lourenco Goncalves, Chairman of the Board, President and CEO of Cliffs will lead the expanded organization and Roger Newport, CEO and a Director of AK Steel, will retire, assuming the transaction closes.

•	Three existing members of AK Steel’s Board will join Cliffs’ Board and two existing members of Cleveland-Cliffs’ Board will step down.

15.	What is the timeline for the acquisition? Should I reach out to my counterparts at Cliffs?

•

Until the transaction is complete, which we expect to occur in the first half of 2020, subject to approval by the shareholders of both companies, regulatory approvals and the satisfaction or waiver of other customary closing conditions, we will continue to operate as two separate and independent companies.

•	It is important that we not coordinate with Cliffs employees, or engage with them directly regarding this pending transaction.

•	An integration team with individuals from both AK Steel and Cliffs will lead and plan the integration of our businesses, subject to limitations that apply to us under applicable law.

•	In the meantime, it is business as usual at AK Steel.

16.	What should we tell our customers about this deal?

•	You can tell our customers that our combination with Cliffs marks an important step in our ongoing effort to transform AK Steel as an innovative steel solutions provider.

•	You can reassure our customers that today’s news will not change our business relationship with them in any way.

•

As part of a larger company with enhanced scale and resources, we will have increased flexibility to invest in our business and support our growth projects so that we can to continue to provide customers with innovative steel solutions that meet their evolving needs.

17.	I own AK Steel stock. Should/can I sell it?

•	You are free to sell AK Steel shares, subject to our insider trading policy, which has been provided to the appropriate individuals.

•	Any AK Steel shares that you own at the time of closing will be converted into the right to receive 0.40 of a share of Cliffs common stock.

18.	Given Cliffs’ business, what should we tell our suppliers about this deal?

•	You can reassure our suppliers that this news will not change our relationship with them.

•	Specifically, that while AK Steel will continue to use Cliffs as its leading supplier of iron ore, it will also continue its existing long-term relationships with other suppliers.

19.	Who should we go to if we have additional questions?

•	If you have any questions, please see your direct supervisor, manager, or local Human Resources Representative.

20.	Who should we contact if we receive any inquiries from the media?

•	If you receive any media inquiries, please send them onto Lisa Jester, Corporate Manager, Communications and Public Relations at 513-425-2510 or lisa.jester@aksteel.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements reflect AKS’s and CLF’s current beliefs and judgments and are not guarantees of future results or outcomes. Forward-looking statements are based on assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks and uncertainties and contingencies that may be beyond AKS’s or CLF’s control. They are also subject to inherent risks and uncertainties that could cause actual results or performance to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include (i) the completion of the proposed transaction on the anticipated terms and timing or at all, including obtaining shareholder and regulatory approvals and anticipated tax treatment, (ii) potential unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, (iii) the ability of CLF to integrate its and AKS’s businesses successfully and to achieve anticipated synergies, (iv) business and management strategies for the management, expansion and growth of the combined company’s operations following the consummation of the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against AKS, CLF or their respective directors, (vi) the risk that disruptions from the proposed transaction will harm AKS’ or CLF’s business, including current plans and operations, (vii) the ability of AKS or CLF to retain and hire key personnel, (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction, (ix) uncertainty as to the long-term value of CLF’s common stock, (x) continued availability of capital and financing and rating agency actions, (xi) legislative, regulatory and economic developments and (xii) unpredictability and severity of catastrophic events, including acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other factors that may present significant additional obstacles to the realization of forward looking statements or which could have a material adverse effect on AKS’ or CLF’s respective consolidated financial condition, results of operations, credit rating or liquidity are contained in AKS’s and CLF’s respective periodic reports filed with the SEC, including the AKS 10-K and CLF 10-K. Neither AKS nor CLF assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable law.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction involving AK Steel Holding Corporation (“AKS”) and Cleveland-Cliffs Inc. (“CLF”), CLF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of AKS and CLF, which also constitutes a prospectus of CLF. AKS and CLF may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that AKS or CLF may file with the SEC. The definitive joint proxy statement/prospectus will be sent to the shareholders of AKS and the shareholders of CLF. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by AKS or CLF through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by AKS will also be available free of charge on the AKS website at www.aksteel.com or by contacting AKS’s investor relations department. Documents filed with the SEC by CLF will also be available free of charge on CLF’s website at clevelandcliffs.com or by contacting CLF’s investor relations department:

AK Steel	Cleveland-Cliffs
513-425-5215	216-694-5700

PARTICIPANTS IN THE SOLICITATION

AKS, CLF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AKS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in AKS’ Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019 (the “AKS 10-K”), and its proxy statement filed with the SEC on April 10, 2019. Information regarding CLF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in CLF’s Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 8, 2019 (the “CLF 10-K”), and its proxy statement filed with the SEC on March 12, 2019. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.